

January 31, 2012

Via E-mail
Mile T. Kurta
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036

> **Re:** **Alamos Gold Inc.**
> **Schedule TO-T filed January 14, 2013**
> **Schedule TO-T/A filed January 15, 2013**
> **Schedule TO-T/A filed January 17, 2013**
> **Schedule TO-T/A filed January 22, 2013**
> **Schedule TO-T/A filed January 24, 2013**
> **Schedule TO-T/A filed January 29, 2013**
> **SEC File No. 5-78974**

Dear Mr. Kurta:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T – Exhibit (a)(1)(i) - Offer and Circular dated January 14, 2013

General

1. I discussed with you last week the need to provide promptly an exemptive/no-action request letter relating to the areas in which this offer does not comply with Regulations 14D and 14E under the Securities Exchange Act of 1934. We received your exemptive

request letter on January 29, 2013 and will process it as soon as possible. Please note that we may have additional comments on the offer circular and other offer materials, pending the processing of and outcome of your request for relief. Generally, requests of this type should be received before the launch of an offer. Please confirm your understanding.

2. We note that Alamos owns 16% of Aurizon. We also note that this offer includes both a cash and share component, so Aurizon shareholders are being offered something other than "only an equity security." See Rule 13e-3(g)(2). Tell us why you apparently do not believe that Rule 13e-3 applies to this offer.

Cover Page

3. Refer to the disclaimer at the top of the page stating that "deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction." Please provide your analysis as to limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). While you are not required to distribute offer materials into all jurisdictions, the all-holders provision in Rule 14d-10 generally does not permit you to reject tenders from security holders based in particular jurisdictions. To the extent that Aurizon shareholders are located in jurisdictions in which it would be illegal to make the offer, please indicate in your response letter.

Summary Term Sheet – Can the Expiry Time of the Offer be extended? Page IV

4. Here and where you address the possibility of a subsequent offering period for this Offer, explain when and how you will notify shareholders if you elect to provide a subsequent offering period. Briefly describe the factors upon which you will base this decision and when you expect to make the decision.

Summary – The Offer, page i

5. Please describe with further specificity how the pro ration or offset feature of the Offer will work. For example, you indicate that if all tendering shareholders choose either the cash or share alternative, each shareholder will receive a mix of cash and stock. However, discuss how and whether shareholders could receive all cash or all stock based on their elections, to the extent that other shareholders made opposite elections of the alternate form of consideration. In addition, clarify that shareholders cannot elect to receive a mix of cash and stock but may receive such a mix due to pro ration.

6. Refer to the last comment above. Given that the ratio of offer consideration is subject to pro ration, it seems misleading to list as one of the reasons for accepting the Offer, the opportunity to elect the form of consideration. See page iii.

Conditions to the Offer, page 8

7.   Refer to the disclosure in the first paragraph in this section. You state that you reserve the right to postpone both the time the Offer is open for acceptances and the time of taking up and paying for tendered shares. While it is permissible to extend the length of the Offer period, it would not be acceptable to delay acceptance and payment after the end of the Offer (subject to the relief requested in your exemptive letter). Please confirm your understanding in your response letter.

8. Refer to condition (b) on page 8. Define "entities" as used there or (since this is not presented as a capitalized, defined term) indicate that it is defined in the Glossary on page 67 of the offer materials.

9. See our last comment. This condition seems overly vague and poorly defined. For example, you state that the condition is triggered if Aurizon has taken or announced its intention to take any action "having the effect of impairing the ability of Alamos to acquire Aurizon." Since Aurizon has publicly taken the position in its SEC filings that its shareholders should reject the Offer, has this condition been triggered? Please clarify, and generally refine the parameters of this condition such that a reasonable Aurizon shareholder could decipher.

Take Up and Payment for Deposited Common Shares, page 13

10. Refer to the last sentence in the second paragraph in this section. In your response letter, tell us the circumstances under which you believe you could delay payment for tendered shares in order to comply, in whole or in part, with any law, consistent with your prompt payment obligations under Rule 14e-1(c) (as modified by any relief granted by the Commission, if applicable).

Miscellaneous

11. Please supplementally explain the circumstances under which you would not mail offer documents because you believe they would be delayed. If such a delay were to occur, explain what would happen with the Offer. For example, would you extend the Offer to allow shareholders time to receive and consider the offer materials? We may have further comments.

Background in the Offer, page 21

12. Refer to the second and third paragraphs on page 22. In the second paragraph, you disclose that Alamos' board of directors consulted with its financial and legal advisors regarding a potential unsolicited offer for Aurizon. The following month, you state that the board of directors authorized the acquisition of Aurizon shares "for investment

purposes." If shares were acquired with a view to a possible hostile bid for Aurizon, how is this for investment purposes? Please revise or advise.

Share Purchase Agreements, page 24

13. Please revise the disclaimer in the first paragraph indicating that the summary of the Share Purchase Agreements are not "complete." While it is acceptable to qualify the summaries and refer shareholders to the agreements themselves as a more comprehensive source of the content of those agreements, the summaries should be complete in detailing their material terms.

Compelled Acquisition; Subsequent Acquisition Transaction, page 36

14. Specifically address how U.S. Aurizon shareholders who do not tender into the Offer will be treated in either of these possible forms of follow on transactions. Your description should indicate whether and which U.S. securities laws would apply.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since Alamos is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Alamos acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- Alamos may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions